EXHIBIT 99.1

DISCLOSURES REGARDING ELAN CORPORATION, PLC

RECENT DEVELOPMENTS

For purposes of this “Recent Developments” only, “Elan” refers to Elan Corporation, plc and its consolidated subsidiaries, except where the context requires otherwise.

Discontinuation of Phase 3 Development of Bapineuzumab Intravenous

In September 2009, Janssen Alzheimer Immunotherapy, a subsidiary of Johnson & Johnson (“Janssen AI”), acquired substantially all of Elan’s assets and rights related to its Alzheimer’s Immunotherapy Program (“AIP”), a collaboration with Wyeth (Wyeth was acquired by Pfizer Inc.).  Under the terms of the transaction, Johnson & Johnson provided an initial $500.0 million of funding to Janssen AI for the development and commercialization of the AIP and Elan has a 49.9% shareholding in Janssen AI.  The AIP is a collaboration between Janssen AI and Pfizer, which control all operational aspects of the AIP, including bapineuzumab.  Through its shareholding in Janssen AI, Elan has an approximate 25.0% economic interest in the AIP, together with certain royalty rights on any future commercialization of the AIP.  Any required additional expenditures in respect of Janssen AI’s obligations under the AIP collaboration in excess of the initial $500.0 million funded by Johnson & Johnson will be required to be funded by Johnson & Johnson and Elan in proportion to their respective shareholdings in Janssen AI, up to a maximum additional funding commitment of $400.0 million in total.  In May 2012, Elan provided $48.7 million of its proportionate funding commitment.  Elan expects to provide an additional $28.2 million of its proportionate funding commitment to Janssen AI in early October 2012. In the event that the AIP collaboration requires expenditures in excess of the additional $400.0 million pro rata commitment, the funding for such expenditures will be on terms determined by the board of directors of Janssen AI, with Johnson & Johnson and Elan each having a right of first refusal to provide such funding.

On August 6, 2012, Johnson & Johnson issued a press release announcing that Janssen AI and Pfizer had determined to discontinue the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease based on the co-primary clinical endpoints not being met in the Janssen AI-led Phase 3 clinical studies (Study 301 and 302).  As a result of the discontinuation, Elan anticipates that there will be a significant reduction in required development funding for the AIP commencing in 2013.  Elan expects that further determinations with respect to future funding will be made after the complete data sets from Study 301 and 302 are presented at the American Neurological Association Annual Meeting on October 8, 2012 and the 5th Clinical Trials on Alzheimer’s Disease on October 29, 2012.  In addition to the data sets from Study 301 and 302, outcomes from the vaccine and bapineuzumab SQ trials, which are on-going, may be instructive for a comprehensive evaluation of the AIP’s immunotherapeutic approach to Alzheimer’s disease.  Elan will record a non-cash impairment charge of $117.3 million on its equity method investment in Janssen AI in the third quarter of 2012, representing the full carrying value of Elan’s 49.9% share of the Janssen AI AIP assets.

Separation of Neotope Business

On August 13, 2012, Elan Corporation, plc announced its intention to separate a substantial portion of its drug discovery business platform into a new, independent publicly traded company (the “Neotope Business”).  The Neotope Business will not include any of Elan’s assets, programs (research or otherwise), undertakings or rights in or relating to:

•	Tysabri or Elan’s Tysabri collaboration with Biogen Idec.

•	ELND005 (Scyllo-inositol), a beta amyloid anti-aggregation agent for which Elan recently commenced a Phase 2 clinical study as an adjunctive treatment in patients with Bipolar 1 Disorder.

•	Elan’s 49.9% shareholding in Janssen AI, through which Elan has an approximate 25% economic interest in the AIP.

The Neotope Business will be separated from Elan in a “demerger” transaction under Irish law (the “Separation”).  In order to effect the Separation, the Neotope Business will be transferred to a newly-formed company (“Neotope plc”), the ordinary shares of which will be issued, on a pro rata basis, directly to the shareholders of Elan Corporation, plc.  In connection with the Separation, Elan expects to provide approximately $130 million to the Neotope Business, consisting of the transfer, by investment or otherwise, of cash by Elan to the Neotope Business prior to the completion of the Separation, and the purchase by Elan of ordinary shares of Neotope plc, which Elan expects will represent approximately 18% of the outstanding ordinary shares of Neotope plc, immediately following the completion of the Separation.

The completion of the Neotope Separation is subject to a number of uncertainties and conditions, including approval by the shareholders of Elan Corporation, plc, as well as clearance by the Commission of any filings Elan makes in connection with the Neotope transaction.  Although Elan intends to complete the Neotope Separation by December 31, 2012, there can be no assurance that it will be completed by that date, or at all.

Following the Neotope Separation, Elan intends to discontinue its remaining drug discovery business activities.  As a result, Elan will close its South San Francisco facility and restructure its operations (the “Restructuring”).  In connection with the Restructuring, Elan expects to incur substantial cash and non-cash other charges of between $160.0 million and $180.0 million, primarily consisting of employee severance costs, facilities costs and other restructuring charges.

Financial Results

In the fourth quarter of 2011, Biogen Idec, Elan’s collaborator on Tysabri, received a notice from the Italian National Medicines Agency (the “Medicines Agency”) stating that sales of Tysabri exceeded a reimbursement limit established by the Medicines Agency in 2007.  In December 2011, Biogen Idec filed an appeal against the Medicines Agency seeking a ruling that the reimbursement limit does not apply and that the position of the Medicines Agency is unenforceable.  As a result of being notified that the Medicines Agency believes the reimbursement limit applies, Biogen Idec deferred $16.3 million of revenues on in-market net sales of Tysabri in Italy during the second quarter of 2012, $16.5 million of revenues during the first quarter of 2012 and $13.8 million of revenues during the fourth quarter of 2011.  As a consequence of Biogen Idec’s deferral of revenue on in-market net sales of Tysabri in Italy, Elan deferred revenue related to these sales of $7.8 million in the second quarter of 2012, $7.9 million in the first quarter of 2012 and $6.9 million in the fourth quarter of 2011.  Elan expects that Biogen Idec will continue to defer a portion of its revenues on in-market net sales of Tysabri in Italy pending resolution of its appeal.  No proceeding has yet been scheduled to resolve Biogen Idec’s appeal and Elan believes that it is unlikely that the appeal will be resolved during 2012.  If the appeal is not resolved in 2012, Elan estimates that Biogen Idec will defer a total of $60 million to $70 million of Tysabri in-market net sales during 2012.  This would result in Elan deferring a total of approximately $35 million of 2012 revenue on these sales and approximately $25 million of 2012 Adjusted EBITDA and Elan's previously issued full year revenue and Adjusted EBITDA guidance would be correspondingly revised downwards as a result.

In the second half of 2012, Elan expects to incur substantial cash and non-cash other charges of between $160.0 million and $180.0 million related to the Restructuring arising from the Neotope Transaction.  In addition, Elan will record a non-cash impairment charge of $117.3 million on its equity method investment in Janssen AI in the third quarter of 2012, representing the full carrying value of Elan’s 49.9% share of the Janssen AI AIP assets.  Elan expects to provide an additional $28.2 million of its proportionate funding commitment to Janssen AI in early October 2012.